Exhibit 99.27
FOR IMMEDIATE RELEASE – April 24, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. ANNOUNCES $US 29 MILLION PENDING ASSET SALE
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce that it has entered into a definitive purchase and sale agreement to sell its San Juan Basin coal bed methane property (Juniper). The sale, which is still subject to due diligence on the part of the purchaser, is scheduled to close in May, 2008 for gross cash proceeds of $US 29 million.
The Company expects that after adjustment of its current borrowing base, the asset sale will effectively increase the Company’s available borrowing capacity by $US 17 million less commissions and other costs attributable to the sale. In conjunction with the Company’s previously announced credit facility (see April 14, 2008 news release) the Juniper sale will add approximately $US 51 million to the Company’s available funds since the end of 2007.
Based on the December 31, 2007 reserve report, compiled by Haas Petroleum Engineering Services Inc., sale of the Juniper property will only reduce the value of the Company’s proved reserves (discounted at 10%) by approximately 12% and its proved plus probable reserves (discounted at 10%) by approximately 10%.
“With this sale, combined with anticipated cash flow from operations for 2008, and the new banking facility, we believe that funding for our 2008 capital program is in place” states Petroflow’s President and CEO Mr. John Melton. It is the Company’s intention to use most of the available funds to continue its ambitious drilling program in Oklahoma. The Company is targeting to drill 30 wells in the Hunton dewatering resource play in 2008.
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the assessment that the asset sale will impact favorably the Company’s capital program. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the risk of successfully closing the asset sale, the Company’s ability to draw funds on the credit facility as anticipated as well as adverse general economic conditions. Additional information on these and other factors, which could affect Petroflow’s operations or financial result s, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO

Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.